Mobetize Corp.
51 Bay View Drive
Point Roberts, Washington 98281
Telephone: (206) 347-4515

October 28, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel Assistant Director

Dear Sirs:
Re:	Mobetize Corp. (the “Company”)
Form 8-K
File No. 333-181747
Filed September 16, 2013

Further to the filing of Current Report on Form 8-K of the Company filed on September 16, 2013 (the “Current Report”), the Company writes to update to response to your letter to the Company dated October 11, 2013 regarding the Company’s Current Report on Form 8-K. For your ease of reference, responses of the Company to your comments are numbered in a corresponding manner:

General

1.	Please update the financial statements for Mobetize Corp. and other financial information in the document to include the quarter ended June 30, 2013 as required by Rule 3-12 of Regulation S-X.

Response:        The Company has revised the Current Report to include financial information on the quarter ended June 30, 2013.

2.	We note Priveco’s fiscal year end is September 30. Please disclose, in Item 5.03, any intended change in fiscal year from the March 31 year end used by Mobetize Corp. prior to the acquisition.

Response:        The Company has revised the Current Report.

3.
Please revise the Form 8-K to highlight a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided, including audited financial statements for the required periods. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Response:        The Company has revised the Current Report.

Business Overview, page 4

4.
Please revise to consistently and accurately describe the nature and extent of your current operations. For example, it is unclear from your disclosure in the “Telecom Products and Solutions” and “Payment Products and Solutions” sections whether you have or have not commenced operations and whether you actually design, develop and sell your product, or whether it is merely your plan to do so. We note similar inconsistent statements in this and other sections of your document. For example, you state on page 4 that you are in “final stages of negotiations with a partner agent spread across 150 countries” and state “[y]our potential partner” two paragraphs down but refer to your “smartRemit partner network” which is spread “across 150 countries” on page 6. Further, on page 7 you state you receive revenues from a list of bulleted items but your risk factors on page 9 and accompanying financial statements show you have yet to receive revenue. Please revise throughout to differentiate between those products and services that are currently operational, and those that are currently aspirational in nature.

Response:        The Company has revised the Current Report.

Markets and Market Penetration, page 6

5.	Please revise to provide brief context for the two charts you have included, such that it is clear how they enhance your larger discussion.

Response:        The Company has revised the Current Report.

Business Overview, page 6

6.	We note you state that an assignment agreement was signed on August 21, 2012; please revise your disclosure to discuss specifically what was assigned to Telupay Inc.

Response:        The Company has revised the Current Report.

7.
Please provide us with objective support for your assertions in your Business sections regarding market penetration and your services. Also, ensure that you make clear upon what standard or measure you base your claims. For example, provide support for your statement on page 6 regarding your belief that your products will “reach 3.6 billion prepaid users.” Additionally, please clarify your statements regarding “partner mobile network operators” and “Loto Quebec” by discussing the terms of your agreements with them. With respect to Loto Quebec, please specifically address in what sense you “launched” it, as discussed on page 6.

Response:        The Company has revised the Current Report.

Risk Factors, page 9

Our common shares may become thinly traded and you may be unable to sell…, page 12

8.
Please revise the disclosure in this risk factor characterizing your historical trading volume to reflect the fact that your stock only recently was approved for trading on the OTCBB, as disclosed in the Form 8-K you filed on October 1, 2013.

Response:        The Company has revised the Current Report.

If we do not file a registration statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act…page 13.

9.
We are uncertain how this risk factor applies to your current filing on Form 8-K, insofar as it does not relate to an offering of securities. Please advise or revise. We note a similar statement on page 8 relating to an “investment decision” which does not appear appropriate to this filing.

Response:        The Company has revised the Current Report.

Directors and Executive Officers, page 18

10.	Please update in light of the Form 8-K you filed on October 1, 2013, announcing changes in your named executive officers.

Response:        The Company has revised the Current Report.

Legal Proceedings, page 23

11.	Please add the details of the legal proceedings you refer to “as set forth below.” If you have none, please modify your disclosure accordingly.

Response:        The Company has revised the Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit Description, page 27

12.
We note that Exhibit 10.5 is not a license agreement between Telupay PLC and Mobetize, but rather a license agreement between Telupay PLC and Baccarat Overseas. Please revise your exhibit index to accurately label the exhibit.

Response:        The Company has revised the Current Report regarding the exhibit.

13.
We note that Exhibit 10.8 as filed is not a Consulting Agreement with Stephen Fowler dated July 15, 2013, but rather a Compromise Agreement between Forte Finance Limited and Telupay PLC. Please revise your filing to include the referenced Consulting Agreement as an exhibit to it. Also, please revise to ensure that Exhibit 10.2 has been filed in its entirety.

Response:        The Company has revised the Current Report regarding the exhibits.

Note 3 Notes receivable, page F-8

14.
We note that in September 2012 you acquired outstanding notes receivable of $196,892 and $112,329 in exchange for common stock. Tell us about the nature and history of these notes receivables and identify any significant obligors.

Response:        The Company has revised the Current Report regarding the exhibits.

15.
Also we note that notes receivable of $196,892 and $8,500 were acquired from a company controlled by the President and Director of the company in exchange for 1,960,000 and 8,500,000 shares of common stock, respectively. It appears that these notes receivable should be presented in the balance sheet as a deduction from stockholders' equity. Refer to SAB Topic 4: E.

Response:        The Company does not agree with the accounting treatment of SAB Topic 4, as the notes receivable in question are due from a third-party and not from the President and Director of the Company. As such, the Company has revised the current note disclosure to provide more clarity regarding the transaction.

16.
We note these notes receivable are convertible into common shares of Telupay PLC at the option of the company. Tell us the percentage of ownership that you will have in Telupay PLC if the notes are converted.

Response:        The outstanding amounts claimed under notes payables to the Company will convert to 2,523,414 shares of Telupay PLC, which is less than 5% of the issued and outstanding shares of Telupay PLC.

Yours truly,

MOBETIZE CORP.

Per:	/s/Stephen Fowler
Stephen Fowler
President